SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 26, 2004

      Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  The management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust and this involves ensuring that appropriate disclosure controls and procedures are in place and operating effectively.  As of March 31, 2004, an evaluation was carried out under the supervision of and with the participation of the Trust's management, including the principal executive officer and principal financial officer, of the effectiveness of the Trust's disclosure controls and procedures.  Based on that evaluation, our principal executive officer and principal financial officer have determined that such disclosure controls and procedures are effective and that there are no material weaknesses in the Trust's internal control over financial reporting as of March 31, 2004.

Changes in Internal Control Over Financial Reporting

Subsequent to such evaluation, there were no significant changes in internal control over financial reporting or that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit

Description of Exhibit

99.1

Press release entitled "2004 First Quarter Report"

99.2

Certifications under Rule 13a-14(a) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

Date: April 26, 2004

By:  /s/ James F. Jones

James F. Jones

Secretary

Exhibit 99.1

News Release
2004 FIRST QUARTER REPORT For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

CALGARY, April 26, 2004 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its 2004 first quarter results. Income from operations was $9 million during the quarter compared with $30 million during the same period last year. Coal sales volumes improved 16% over the prior year. However, rail transportation problems contributed to lower operating results. Net income for the first quarter of 2004 was $11 million compared with $147 million during the first quarter of 2003, which included significant, one-time gains associated with the Arrangement completed in 2003. The Trust was formed at the end of February 2003 and, with the different asset mix, the 2004 results are not directly comparable with those of 2003.

"Rail service during the latter part of the fourth quarter of 2003 and into February this year did not meet our requirements," said Jim Popowich, President of Fording Canadian Coal Trust. "These difficulties resulted in low coal inventories at our ports and significant delays with vessel loadings, which increased our costs, slowed our sales and impacted our mine operations. However, rail service has returned to normal levels and we have now cleared the backlog of vessels waiting for coal."

Jim Popowich continued: "Coal markets continue to demonstrate strong demand for seaborne coking coal, and price increases for our coal products will take effect in the second quarter. We anticipate Elk Valley Coal will reach the previously estimated sales volume of 25 million tonnes for the year. We expect these factors will contribute to strong operating results for the Trust for the remainder of 2004 and into 2005."

Highlights for the First Quarter:

  Revenues were $245 million, up 9%. Higher coal sales volumes led to the increase, offset to a degree by the strengthening of the Canadian dollar.

  Cost of product sold rose 16% on higher sales volumes. Transportation and other costs increased 25% to $99 million due to higher coal sales volumes and unusually high charges for vessel waiting times during the quarter. Rail transportation returned to normal levels during the latter part of the first quarter.

  Development of the first phase of the Cheviot Creek pit is proceeding on schedule and on budget at the Cardinal River operations. The Trust's share of the initial coal production rate will be nearly 1 million tonnes per year at an expected capital cost of $33 million. Coal production is expected to begin in the fourth quarter of 2004.

  Cash available for distribution for the first quarter of 2004 and the balance carried over from 2003 was $0.80 per unit. The distribution declared for the quarter was $1 per unit.

  Subsequent to the end of the first quarter, the Trust issued 2.0 million units at $52.50 per unit by way of a bought deal. The net proceeds of $99 million were used to pay down long-term bank debt, which will assist in financing our share of the development of Cheviot Creek pit.

  The strike affecting tugboat services at Westshore Terminals has ended, and the impact on the Trust was limited to delays with vessel loading.

Fording Canadian Coal Trust

2004 First Quarter Report

CONFERENCE CALL AND WEBCAST

A conference call to discuss these results will be held Tuesday, April 27, 2004 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4857 or 416-640-1907 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust's website www.fording.ca.

For further information contact:

Mark Gow, CA

Controller

(403) 260-9834

mark_gow@fording.ca

Website: www.fording.ca

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

CAUTION ON FORWARD-LOOKING INFORMATION

Certain information included in this quarterly earnings report is forward-looking and relates to future events or future results. Actual results are likely to differ, and may differ materially, from those expressed or implied in the forward-looking information. For a discussion of some of the risks, uncertainties and other factors that may affect our future events or results refer to our public filings with the securities regulatory authorities in Canada (www.sedar.com) and the United States (www.sec.gov). Information in this quarterly earnings report is presented as of April 26, 2004 and is subject to change after that date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fording Canadian Coal Trust (the Trust) was established as part of a Plan of Arrangement (Arrangement) that became effective February 28, 2003. For accounting purposes, the Trust is a continuation of its predecessor, Fording Inc., being the former public company existing prior to the formation of the Trust (Old Fording). The financial statements for the prior year reflect the results of operations and cash flows of Old Fording for the period from January 1, 2003 to the formation of the Trust on February 28, 2003 and the results of the Trust and its operating subsidiary companies thereafter. Readers are cautioned that certain information included in the consolidated financial statements for periods prior to February 28, 2003 may not be directly comparable to information subsequent to that date because of the Arrangement and conversion into an income trust, and the resulting change in the assets and liabilities of the Trust including the formation of Elk Valley Coal.

This management's discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto for the quarter ended March 31, 2004, management's discussion and analysis and consolidated financial statements for the year ended December 31, 2003 contained in our Annual Report for 2003 and other public disclosure documents of the Trust and Old Fording.

During the first quarter of 2004, we adopted three new accounting practices, which influenced the results of our operations and financial position. These new practices are discussed in more detail below.

This management's discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as cash available for distribution and net income before unusual items and discontinued operations do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.

OVERVIEW

Distributions
	Three months ended		Three months ended
(millions of Canadian dollars	March 31		March 31
except per unit amounts)	2004	2003	2004	2003
Cash available for distribution			$19.4	$12.8
Distributions declared			$47.0	$46.8

Per unit amounts:
Cash available for distribution			$0.41	$0.26
Balance carried over from 2003			$0.39	-
Distributions declared			$1.00	$1.00

Cash available for distribution for the first quarter of 2004 generally reflects lower earnings from our metallurgical coal operations. Distributions declared for the quarter were $1 per unit. Contributing to the declared distribution was the $0.41 per unit of cash available for distribution for the first quarter, the carry over of the balance of available cash from the fourth quarter of 2003 of $0.39 per unit and cash expected to be available over the balance of 2004.

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

Net Income for the first quarter of 2004 was $11 million compared with $147 million during the first quarter of 2003, which included significant, one-time gains associated with the Arrangement completed in 2003.

Income from operations was $9 million in 2004 down from $30 million during the same period last year. This was mainly due to:

  difficulties experienced with rail shipments, particularly during the fourth quarter of 2003 and early in the first quarter of 2004, which resulted in lower coal inventories at the ports and significant demurrage charges for vessel waiting times, of which the Trust's share was $9 million, lower coal prices in Canadian dollar terms than last year due to a higher effective U.S./Canadian dollar exchange rate, and a $5 million charge related to change of control agreements in the first quarter of 2004.

Unusual items had a pronounced effect on the comparability of results between 2004 and 2003, which includes the accounting changes in 2004. Net income, before and after unusual items and discontinued operations, is summarized in the following table.

	Three months ended		Three months ended
(millions of Canadian dollars	March 31		March 31
except per tonne amounts)	2004	2003	2004	2003
Net income per financial statements			$10.7	$147.3

Add (deduct), net of applicable taxes:
Change in inventory valuation			(6.5)	-
Benefit of tax rate changes			-	-
Net income from discontinued operations			-	(78.7)
Gain on sale of Partnership interest			-	(70.7)
Reorganization costs			-	17.1

Net income before unusual items
and discontinued operations			$4.2	$15.0

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

INCOME FROM OPERATIONS

Our financial results and financial position include our metallurgical coal operations segment through our indirect 65% interest in Elk Valley Coal since its formation on February 28, 2003 and prior to that the metallurgical coal operations of Old Fording; our industrial minerals operations, which has mining and processing operations in the United States and Mexico; and our corporate segment encompassing general and administration expenses not allocated to the other two operating segments.

Metallurgical Coal

Since February 28, 2003, the metallurgical coal operations include our 65% interest in Elk Valley Coal, which operates 6 open-pit mines in British Columbia and Alberta. Prior to this date, the metallurgical coal operations included 100% of the results of the three Old Fording mines. Because of this change in metallurgical coal assets, the results for the first quarters of 2004 and 2003 may not be directly comparable. The financial results and other information presented in this report include our share of Elk Valley Coal since February 28, 2003 and, prior to that, Old Fording, unless specifically stated otherwise.

	Three months ended		Three months ended
(millions of Canadian dollars	March 31		March 31
except per tonne amounts)	2004	2003	2004	2003
Statistics

Coal production (millions of tonnes)			3.9	3.6
Coal sales (millions of tonnes)			3.6	3.1

Average sales price
US$/tonne			$44.90	$45.60
Cdn$/tonne			$63.80	$68.60

Operating expenses
Cost of product sold (Cdn$/tonne)			$28.80	$29.10
Transportation and other (Cdn$/tonne)			$26.60	$25.10

Income from operations

Revenue			$232.0	$211.7
Cost of product sold			104.8	89.6
Transportation and other			96.9	77.2
Selling, general and administration			7.6	2.4
Depreciation and depletion			14.2	11.5

Income from operations			$8.5	$31.0

Revenues were up nearly 10% during the first quarter of 2004 on the strength of a 16% increase in sales volumes. However, our average Canadian dollar prices were down 7%, or nearly $5 per tonne, in 2004 as a result of a higher effective U.S./Canadian dollar exchange rate, and slightly lower U.S. dollar coal prices in keeping with reduced contract prices for the 2003 coal year.

Cost of product sold increased $15 million or 17% from the same period in 2003, primarily because of higher sales volumes. Unit cost of product sold was slightly lower in 2004 compared with the prior year; however these costs were higher than that for recent quarters despite higher production of 3.9 million tonnes. Rail shipping problems affected our mine operations as well. The inability to ship coal and the need to control coal inventories at the minesites led to rescheduled maintenance and vacation shutdowns of some operations. At the same time, we temporarily shifted work in the mines to higher strip ratio areas and longer overburden haul routes. These measures typically represent a shift in timing rather than a change of mine plan and will increase the cost of product sold in the period in which they occur, but usually lead to lower costs in the future.

Transportation and other costs include the cost of rail service, port charges, ocean freight costs where we are responsible for the expense, and other costs such as coal testing fees and demurrage charges for vessel waiting times. These costs were $97 million in the first quarter, up $20 million over the same period last year, mostly due to higher sales

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

volumes and demurrage charges of nearly $9 million. These charges arose because difficulties with rail shipments resulted in low inventories at the ports and significant delays with vessel loading during the first quarter, combined with higher charter rates in the ocean freight market.

Development of the Cheviot Creek pit at the Cardinal River operations is proceeding on schedule and on budget. Coal production is expected to begin in the fourth quarter. Our share of the initial coal production rate will be nearly 1 million tonnes per year at an expected capital cost of $33 million. Our share of production can be expanded to approximately 1.8 million tonnes annually, with $46 million in additional capital expenditures. Financing of our share of the project will be facilitated by the $99 million raised with our issue of trust units.

Selling, general and administration costs include costs incurred by the marketing group, commissions on sales and certain corporate costs not allocated to the mine operations. These costs increased $5 million from the prior year due mainly to a charge for severance benefits pursuant to change of control agreements with certain senior executives.

Industrial Minerals

	Three months ended		Three months ended
(millions of Canadian dollars	March 31		March 31
except as noted)	2004	2003	2004	2003
Statistics - Wollastonite

Sales (thousands of tonnes)			21	19
Average sales price (US$ per tonne)			$446	$438

Income from operations

Revenue			$13.2	$13.1
Cost of product sold			7.0	6.9
Transportation and other			1.8	1.6
Selling, general and administration			0.9	1.9
Depreciation and depletion			1.3	1.7

Income from operations			$2.2	$1.0

Income from operations improved to $2 million for the first quarter of 2004 primarily due to lower selling, general and administration expenses. Slightly higher sales volumes and U.S. dollar prices were offset by a stronger Canadian versus U.S. dollar.

OTHER INCOME AND EXPENSES AND DISCONTINUTED OPERATIONS

Interest expense is primarily comprised of interest charged to us on long-term debt and other bank credit facilities. Interest expense increased $3 million to $5 million over the same period last year largely due to increased average debt levels throughout the first quarter of 2004.

Other income and expense includes interest and investment income as well as other miscellaneous income and expenses. A change in accounting practice adopted in 2004 resulted in unusual income of $11 million before income taxes, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year. Also, an arbitration decision concerning the calculation of royalty income on previously-owned coal leases resulted in income of approximately $3 million, including interest. Negotiations are continuing on other royalty arbitrations, which could result in further amounts owing to us. Other income in 2003 includes $5 million of interest earned on income tax reassessments.

The Arrangement that created the Trust on February 28, 2003 generated income of $51 million in the first quarter of 2003 after reorganization costs of $20 million. Fording Inc. contributed its metallurgical coal assets, which included Old Fording's interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in Elk Valley Coal and $125 million. This transaction resulted in a $71 million gain to the Trust.

The Arrangement also resulted in the sale of the Prairie assets of Fording Inc. These assets were sold for cash consideration of $225 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels (except the announced expansion of the Genesee

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

operations) of up to 5% of gross revenue from such expansion. This sale resulted in a $132 million gain, before taxes of $56 million. These assets have been classified as discontinued operations. The income from these operations for the first quarter of 2003 prior to the sale was $4 million, before taxes of $1 million.

Income tax expense

Income taxes consist primarily of British Columbia mineral taxes and Alberta crown royalties on the results of the metallurgical coal operations and, to a lesser extent, income tax related to the industrial minerals operations. Income tax for the first quarter of 2003 also included income taxes associated with the two-month period prior to the conversion of Old Fording into an income trust. Provincial mineral taxes and crown royalties were lower in the first quarter of 2004 due to lower income from the metallurgical coal operations.

	Three months ended		Three months ended
	March 31		March 31
(millions of Canadian dollars)	2004	2003	2004	2003
Current income taxes:
Canadian income taxes			$-	$5.6
Provincial mineral taxes and crown royalties			1.9	3.2
Foreign income taxes			0.9	0.7
			2.8	9.5
Future income taxes arising from tax rate changes			-	-
Future income taxes			4.1	5.4

Total income taxes			$6.9	$14.9

The future income taxes for the first quarter of 2004 relate to the adjustment to inventories arising from the new accounting practices, which makes the effective tax rate appear unusually high.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Three months ended
	March 31		March 31
(millions of Canadian dollars)	2004	2003	2004	2003
Summary of Cash Flows

Operating activities			$47.1	$10.0
Financing activities			(46.0)	(276.3)
Investing activies			(3.8)	337.7

-1			(2.7)	71.4

Cash - beginning of period			56.9	7.0

Cash - end of period	$0.0	$0.0	$54.2	$78.4

At the end of the first quarter of 2004, we held cash and cash equivalents of $54 million. We have available $198 million of revolving bank credit facilities. There are no borrowings under these facilities, however $42 million of the facilities is used to support issued letters of credit and letters of guarantee. In addition, we accumulated cash and cash equivalents at the end of the quarter to pay declared distributions of $47 million to unitholders in April 2004.

Cash flows from operating activities are largely influenced by the results of our metallurgical coal operations. Cash flows from operating activities before working capital changes was $22 million for the first quarter of 2004, unchanged from the same period in the prior year. Changes in non-cash working capital contributed $25 million to cash flow in 2004, which reflects the change in inventory valuation and normal variations in working capital items such as accounts receivable, inventories and accounts payable. In 2003, certain transactions under the Arrangement did not affect cash flow from operating activities, and better results for the metallurgical coal operations in 2003 were offset by reorganization costs and an increase in working capital.

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

Financing activities during the first quarter of 2004 included the payment of distributions of $47 million. Financing activities during the same period in 2003 include significant transactions under the Arrangement.

Investing activities during the first quarter included net capital expenditures of $5 million, of which approximately $2 million was classified as sustaining in nature. Again, the Arrangement had a significant impact on the cash flows from investing activities during the comparable period of 2003.

At March 31, 2004, our long-term debt totaled $309 million. We had unused lines of credit of $156 million available under the bank credit facilities at the end of the first quarter. Adequate credit facilities are in place to fund working capital and other requirements. Cash flows are expected to be sufficient to fund sustaining capital expenditures, service debt facilities and make cash distributions to unitholders. Terms of the long-term bank debt require $150 million to be refinanced by February 28, 2005 and the remaining $150 million by February 28, 2006.

In March 2004, we announced that we had entered into an agreement to issue 2 million trust units at $52.50 per unit by way of a bought deal. The transaction closed on April 16, 2004, and the $99 million of net proceeds was used to pay down a portion of our long-term bank debt. Since the proceeds of the issue of units were used to repay a portion of the $150 million of long-term debt due to be refinanced by February 28, 2005, the remaining amount of that debt, or $51 million, is classified as a current liability.

OUTLOOK

Our financial results, and therefore the amount of distributable cash to be paid to unitholders, are highly dependent on key variables such as coal prices, coal production and sales volumes, the U.S./Canadian dollar exchange rate, production and transportation costs, and sustaining capital expenditures. Our expectation with respect to these variables is largely unchanged from that communicated in our management's discussion and analysis of our financial results included in our 2003 Annual Report except for the impact of the items noted below.

  The change in our practice of classifying revenues increases our expected average coal prices about CDN$3 per tonne, or US$2 per tonne, with offsetting increases in transportation and other costs of nearly $3 per tonne and selling, general and administration expenses for the remainder.

  High demurrage costs, particularly in the first quarter of 2004, are anticipated to increase transportation and other costs for the 2004 year by about $1 per tonne, assuming demurrage costs remain at normal levels for the remainder of the year.

The table that follows outlines the approximate annual sensitivity in 2004 of cash available for distribution per unit for given changes in certain key variables. These sensitivities are calculated before any cash reserve and before any change in our ownership interest in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout 2004.

Variable	Change +/-	Annual Cents/unit

Cost of coal product sold	CDN$1.00	29
Price of coal, net of impact on transportation and other costs	US$1.00	25
Elk Valley Coal's sales and production of coal	1 million tonnes	23
U.S./Canadian dollar exchange rate	US 1 cent	14
Sustaining capital expenditures of the Trust	CDN$1 million	2

We have given notice of termination pursuant to the rail service agreement covering coal shipments for the Fording River, Greenhills and Coal Mountain mines. The agreement will terminate in March 2007, and rail service will be renegotiated with new terms. Rail service agreements for our Elkview and Line Creek mines expired at the end of March 2004 and are currently under negotiation. The rail services agreement reached for these two mines may also affect the rates to be paid by the Fording River, Greenhills and Coal Mountain mines.

In 2004, expansion capital spending of $33 million is anticipated for the Trust's share of the announced development of the Cardinal River operation's Cheviot Creek pit, with the majority of spending expected in the latter half of 2004. Additional capital of $46 million will be required in 2004 and/or 2005 if we increase our share of the productive capacity to 1.8 million tonnes per year. The capital expenditures to develop the Cheviot Creek pit are not expected to impact cash available for distribution in 2004 or 2005.

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

Integration and Optimization

Under the Elk Valley Coal partnership agreement, Teck Cominco can increase its ownership share of Elk Valley Coal from 35% to a maximum of 40% by attaining synergies within the combined operations and/or by improving the operating results of the Elkview mine. A mining engineering firm has been retained as an independent expert to develop a program to assess, measure and document the attainment of synergies and improvements in the operating results of the Elkview mine in order to determine whether Teck Cominco's interest in Elk Valley Coal is to be increased.

The first calculation, for the coal year ending March 31, 2004, is expected to be completed toward the end of the second quarter of 2004. Any increase in Teck Cominco's ownership share for the coal year ended March 31, 2004 will be effective April 1, 2004. The period during which Teck Cominco can increase its ownership share of Elk Valley Coal will expire on completion of the coal year ending March 31, 2007.

In the event of a change in ownership of Elk Valley Coal as a consequence of attaining these synergies, we will record a reduction of net assets and an equivalent non-cash charge to earnings equal to the proportionate decrease in our investment in the net assets of Elk Valley Coal as at the effective date of the change of Teck Cominco's interest.

Executive changes

Jim Gardiner retired as Chief Executive Officer and President of Elk Valley Coal, and as President of the Trust and Fording Inc., effective February 29, 2004. Jim Popowich has been appointed President of Fording Canadian Coal Trust and Fording Inc., and Chief Executive Officer and President of Elk Valley Coal. Jim Popowich has played a major role in the growth and development of the Trust and its predecessors over the past 35 years, most recently as Executive Vice President.

OUTSTANDING UNIT DATA

At the end of March 2004, 47 million trust units were issued and outstanding. On April 16, 2004, the Trust closed a public offering of 2 million trust units issued from treasury, which were sold to a syndicate of underwriters on a bought deal basis. The unit price was $52.50 per unit for gross proceeds of $105 million. Net proceeds of $99 million were used to pay down long-term bank debt. As at April 26, 2004, there are 49 million trust units outstanding.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Asset Retirement Obligations

CICA Handbook Section 3110, "Asset Retirement Obligations", is effective for fiscal years beginning on or after January 1, 2004 and has been applied retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

As a result of this new standard, in the first quarter of 2003, capital assets increased $42 million, goodwill decreased $5 million, other long-term liabilities increased $12 million, future income taxes increased $16 million and accumulated earnings increased $9 million. Non-cash expenses in the first quarter of 2003 increased $0.3 million and the gain on sale of Partnership interest declined $1.3 million.

Asset retirement obligations are initially measured at fair value and the equivalent asset retirement cost is capitalized to the related capital asset. Subsequent to the initial measurement, we will recognize and expense to the cost of product sold the period-to-period changes in the retirement obligations resulting from the passage of time and revisions to either the timing or the amount of the original estimate of cash flows, and we will allocate the capitalized asset retirement cost to depreciation expense over the expected life of mine reserves. This new standard is estimated to increase non-cash expenses by between $2 million to $3 million in 2004, but will not affect our 2004 cash flow from operating activities.

Fording Canadian Coal Trust

2004 First Quarter Report

Management's Discussion and Analysis

April 26, 2004

Generally Accepted Accounting Principles

CICA Handbook Section 1100, "Generally Accepted Accounting Principles", is effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles. With our application of this standard at the start of the year, two of our accounting practices have been changed.

Our revenues are now classified differently and stated on a gross basis without deducting certain transportation, commission and other costs. This change increased our reported revenues by about $3 per tonne, and the cost items are now included with transportation and other costs (nearly $3 per tonne) and selling, general and administration costs (remainder). Previously, we deducted these cost items from revenues in order to report 'net' revenues on a basis consistent with the majority of our sales. Our revenues continue to include foreign currency hedging gains and losses. This change in classification has no impact on earnings or cash available for distribution, and our comparative figures have been restated to conform to our current presentation.

The cost of product inventories carried on our balance sheet now includes an allocation of the costs of depreciation, depletion and amortization of mine assets. With the application of this standard at the start of the year, we increased the value of product inventories on the balance sheet by $11 million and recorded an equivalent increase in earnings for the first quarter before taxes. Depreciation and depletion on our statement of income is now charged to income on the basis of sales rather than production.

Fording Canadian Coal Trust

2004 First Quarter Report

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
	Three months ended				Three months ended
(millions of Canadian dollars,	March 31				March 31
except per unit amounts)		2004		2003	2004	2003
Revenues	$		$		$245.2	$224.8

Expenses
Cost of products sold					111.8	96.5
Transportation and other					98.7	78.8
Selling, general and administration					9.5	5.8
Depreciation and depletion					16.2	13.7
					236.2	194.8
Income from operations					9.0	30.0

Other income (expense)
Interest expense					(4.9)	(1.7)
Other, net (note 3)		10.0			13.5	4.6
Corporate reorganization (note 4)					-	50.6
Income before taxes and
discontinued operations					17.6	83.5

Income tax expense					6.9	14.9

Income before discontinued operations					10.7	68.6

Discontinued operations (note 4)					-	78.7
Net income					$10.7	$147.3
Average number of units
outstanding (in millions) (note 8)					47.0	48.6

Basic and diluted earnings per unit (note 8)
Before discontinued operations					$0.23	$1.41
Net income					$0.23	$3.03

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended				Three months ended
	June 30				March 31
(millions of Canadian dollars)		2004		2003	2004	2003
Balance - beginning of period	$		$		$190.4	$291.8

Net income for the period					10.7	147.3
Adjustment for adoption of new accounting
standard for asset retirement obligations (note 2)					-	8.8
Repurchase of capital stock					-	(351.0)
Balance - end of period	$		$		$201.1	$96.9

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

2004 First Quarter Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended				Three months ended
	June 30				March 31
(millions of Canadian dollars)		2004		2003	2004	2003
Operating activities
Net income	$		$		$10.7	$147.3
Items not using (providing) cash:
Depreciation and depletion					16.4	15.2
Provision for asset retirement obligations, net					0.9	0.6
Future income taxes					4.1	61.7
Income from change in inventory valuation (note 2)					(10.8)	-
Loss (gain) on disposal of assets					0.1	(203.1)
Other items, net					0.7	0.3

	$		$		22.1	22.0

Decrease (increase) in non-cash working capital					25.0	(12.0)
Cash from operating activities					47.1	10.0

Financing activities
Distributions					(47.0)	(82.2)
Increase in distributions payable					0.1	82.2
(Decrease) increase in long-term debt					(0.6)	165.0
Increase in bank indebtedness					1.3	3.0
Issuance of units					0.3	8.2
Repurchase of capital stock					-	(377.1)
Payments under the Arrangement					-	(75.3)
Other financing activities, net					(0.1)	(0.1)
Cash used in financing activities					(46.0)	(276.3)

Investing activities
Additions to capital assets					(5.7)	(8.6)
Proceeds on disposal of assets					0.3	362.7
Cash payment for Luscar assets					-	(12.3)
Other investing activities, net					1.6	(4.1)

Cash (used in) from investing activities					(3.8)	337.7

Increase (decrease) in cash and eqivalents					(2.7)	71.4

Cash and cash equivalents - beginning of period					56.9	7.0

Cash and cash equivalents - end of period	$		$		$54.2	$78.4

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

2004 First Quarter Report

CONSOLIDATED BALANCE SHEETS
(unaudited)
	March 31	December 31
(millions of Canadian dollars)	2004	2003

Assets

Current assets
Cash and cash equivalents	$54.2	$56.9
Accounts receivable	66.6	79.0
Inventory	143.6	130.3
Prepaid expenses	5.2	2.9

	269.6	269.1

Capital assets	652.4	661.2

Goodwill	45.5	47.2

Other assets	16.7	20.1

	$984.2	$997.6

Liabilities

Current liabilities
Bank indebtedness	$5.7	$4.4
Accounts payable and accrued liabilities	99.9	91.3
Income taxes payable	12.9	7.0
Distribution payable	47.0	46.9
Current portion of long-term debt	53.9	3.3

	219.4	152.9

Long-term debt (note 6)	255.4	306.6

Other long-term liabilities (note 7)	76.7	75.4

Future income taxes	216.2	211.9

Commitments and contingencies (note 10)

	767.7	746.8

Unitholders' equity

Trust units (note 8)	257.6	257.3
Accumulated earnings	201.1	190.4
Accumulated cash distributions (note 5)	(257.3)	(210.3)
Foreign currency translation adjustments	15.1	13.4

	216.5	250.8

	$984.2	$997.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was formed as part of the Plan of Arrangement (the Arrangement) effective February 28, 2003, as described in note 4.

The Trust, through its wholly-owned subsidiary, Fording Inc., owns a 65% interest in the Elk Valley Coal Partnership (Elk Valley Coal), which was also created as part of the Arrangement, and a 100% interest in the industrial minerals operations. The remaining 35% interest in Elk Valley Coal is held by Teck Cominco Limited and its affiliates. Teck Cominco, which is the managing partner of Elk Valley Coal, can increase its interest in Elk Valley Coal by up to 5% if certain operational and marketing synergies are achieved by March 31, 2007.

The Arrangement has been accounted for as a continuity of interests whereby these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost. These financial statements reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. Due to the conversion into an income trust, and the resulting change in assets, certain information included in the consolidated financial statements for periods prior to February 28, 2003 may not be directly comparable to information subsequent to that date.

The Trust has two operating segments. The metallurgical coal operations, which operate through Elk Valley Coal since February 28, 2003, mine and process metallurgical coal from six mines located in British Columbia and Alberta, Canada. The industrial minerals operations mine and process wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico. The Trust's reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment.

These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Trust's Annual Report for 2003 and other public disclosure documents of the Trust and Old Fording.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust's annual financial statements for 2003, except as follows:

Asset Retirement Obligations

Effective January 1, 2004, the Trust adopted the new standard for asset retirement obligations described in CICA Handbook Section 3110 and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

Previously, the Trust accrued for reclamation costs expected to be incurred at the completion of mining activities based on known or estimated costs on an undiscounted unit of production basis. Under the new standard, the Trust recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life.

As a result of this new standard, in the first quarter of 2003, capital assets increased $42 million, goodwill decreased $5 million, other long-term liabilities increased $12 million,

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

future income taxes increased $16 million and accumulated earnings increased $9 million. Non-cash expenses in the first quarter of 2003 increased $0.3 million and the gain on sale of Partnership interest declined $1.3 million.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, "Generally Accepted Accounting Principles", is effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian generally accepted accounting principles and its sources, including the primary sources of generally accepted accounting principles. Two accounting practices have been changed to correspond to guidance consistent with the primary sources of generally accepted accounting principles.

In prior periods, revenue for certain sales transactions was reported net of sales commissions and related transportation and other costs in order to report net revenues on a basis consistent with the majority of sales transactions. This practice was consistent with industry practice. In accordance with the new accounting standards, revenue is now reported at the gross level for all sales. Commissions are included in selling, general and administration costs and transportation and other costs are included in that caption on the consolidated statement of income. Our revenues continue to be shown net of such items as trade or volume discounts, the benefits or costs of foreign currency hedging activities, returns and allowances, and claims for damaged goods. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted for the current period.

In prior periods, depreciation, depletion and amortization of mine assets was classified as a period cost, which was consistent with industry practice. Under the new standard, these costs are included in the carrying value of inventory. The transitional provisions of this standard require prospective application of changes in accounting policies arising from the adoption of the standard. Effective January 1, 2004, product inventories increased $10.8 million to include the cost of depreciation, depletion and amortization, with the corresponding credit included in other income.

Comparative figures

Certain prior year's figures have been reclassified to conform to the presentation adopted in 2004.

3.  OTHER, NET

		Three months ended			Three months ended
		March 31			March 31
(millions of Canadian dollars)		2004		2003	2004	2003

Interest and investment income	$		$		$1.0	$4.7
Change in inventory valuation (note 2)					10.8	-
Other					1.7	(0.1)

		$0.0		$0.0	$13.5	$4.6

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

4.  CORPORATE REORGANIZATION

The Trust and Elk Valley Coal were established as part of the Arrangement effective February 28, 2003 that involved the combination of the metallurgical coal assets held by Old Fording, Teck Cominco and the Luscar/CONSOL joint ventures into Elk Valley Coal. In addition, Fording Inc. sold its Prairie assets to a partnership owned by Ontario Teachers' Pension Plan and Sherritt International Corporation.

		Three months ended			Three months ended
		March 31			March 31
(millions of Canadian dollars)		2004		2003	2004	2003

Corporate reorganization
Gain on sale of Partnership interest	$		$		$-	$70.7
Reorganization costs					-	(20.1)

		$0.0		$0.0	$-	$50.6

Discontinued operations
Gain on sale of Prairie assets, net
of taxes of $56.3 million	$		$		$-	$76.0
Segment earnings prior to disposal, net
of taxes of $1.4 million					-	2.7

		$0.0		$0.0	$-	$78.7

Gain on sale of Partnership interest

Fording Inc. contributed its metallurgical coal assets, which included Old Fording's interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in Elk Valley Coal and $125.0 million. This transaction resulted in a $70.7 million gain to the Trust, including the impact of applying the new accounting standard for asset retirement obligations.

Reorganization costs

The Trust incurred costs of $20.1 million and $1.9 million in the first and second quarters of 2003, respectively.

Discontinued operations

The Prairie assets of Fording Inc. were sold for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion. This sale resulted in a $132.3 million gain, before taxes of $56.3 million. These assets have been classified as discontinued operations. The income from these operations for the first quarter of 2003 prior to the sale was $4.1 million, before taxes of $1.4 million.

5.  DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented below may not be comparable to similarly named measures presented by other trusts. The per-unit amounts

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

of cash paid or declared to be paid to unitholders reflect the actual amounts based on the number of units outstanding on the record dates for the payments, which differs from the weighted average number of units used to calculate earnings per unit.

		Three months ended			Three months ended
		June 30			March 31
(millions of Canadian dollars)		2004		2003	2004	2003

Cash Available for Distribution

Cash flows from operating activities					$47.1	$65.3
Add (deduct):	$		$
Increase in non-cash working capital					(25.0)	(51.8)
Sustaining capital expenditures, net					(2.4)	(0.6)
Capital lease payments		$0.0		$0.0	(0.4)	(0.1)
Other					0.1	-

Cash available for distribution					$19.4	$12.8

Distributable cash for 2003 was for the period from the formation of the Trust on February 28, 2003 to March 31, 2003.

Cash distributions to unitholders were $1.00 per unit for the first quarter of 2004 and 2003. The distribution for the first quarter of 2003 included a special payment of $35 million ($0.74 per unit), which was paid pursuant to the Arrangement.

		Three months ended			Three months ended
		June 30			March 31
(millions of Canadian dollars)		2004		2003	2004	2003

Accumulated Distributions to Unitholders

Opening accumulated cash distributions	$		$		$210.3	$-
Distributions declared and paid					-	-
Distributions declared and payable					47.0	82.2

Closing accumulated cash distributions		$0.0		$0.0	$257.3	$82.2

6.  LONG-TERM DEBT AND BANKING FACILITIES

	March 31	December 31
(millions of Canadian dollars)	2004	2003

Long-term debt
Bank debt
Term variable rate bank loans with interest
rates varying from 4.7% to 6.0%	$300.0	$300.0

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	6.9	7.1
Capital lease obligations expiring in
2004 and 2005 with interest rates
varying from 5.0% to 7.1%	2.4	2.8

	309.3	309.9

Less current portion	(53.9)	(3.3)

	$255.4	$306.6

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

The $300.0 million long-term bank debt requires $150.0 million to be refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006. Subsequent to March 31, 2004, $99.0 million of the long-term bank debt due February 28, 2005 was repaid with the net proceeds from the units offering described in note 8.

	March 31	December 31
(millions of Canadian dollars)	2004	2003

Other use of bank facilities
Issued and outstanding letters of credit
and guarantee:
Fording Inc.	$0.1	$27.5
Elk Valley Coal (65% of $64.7 million)	42.0	20.5

	$42.1	$48.0

Unused lines of credit, revolving
Fording Inc.	$119.9	$92.5
Elk Valley Coal (65% of $55.3 million)	36.0	57.5

	$155.9	$150.0

Fording Inc.'s bank credit facilities are supported by an unsecured guarantee by Elk Valley Coal, limited in recourse to any partner's interest in Elk Valley Coal (other than Fording Inc.), a general security agreement over the assets of Fording Inc. including it's interest in Elk Valley Coal, and unsecured guarantees given by subsidiary companies of the industrial minerals operations, Nyco Minerals, Inc. and 627066 Alberta Ltd.

Neptune Terminals Guarantee

Elk Valley Coal's proportionate share of its guarantee of the outstanding bank indebtedness of Neptune Terminals was $17.9 million at the end of the quarter. The Trust's share of this guarantee was $11.6 million.

Foreign Exchange Forward Contracts

To manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Elk Valley Coal. The following table summarizes the Trust's outstanding hedged positions at March 31, 2004.

	Amount Hedged (millions of US$)
	Elk Valley Coal		Fording	Trust's	Average Exchange Rates
Year	100%	65%	Inc.	Total	(US$1 = CDN$)	(CDN$1 = US$)

2004	$322	$209	$-	$209	1.52	0.66
2005	355	231	6	237	1.50	0.67
2006	95	62	8	70	1.58	0.63
2007	-	-	16	16	1.46	0.69

	$772	$502	$30	$532

At March 31, 2004 the Trust's portion of unrealized gains on foreign exchange forward contracts was $104 million based on the U.S./Canadian dollar exchange rate of US$0.76. The Trust's realized gain on foreign exchange included in revenues in the first quarter of 2004 was $16.2 million (2003 - $0.2 million realized loss).

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

7.  OTHER LONG-TERM LIABILITIES

	March 31	December 31
(millions of Canadian dollars)	2004	2003

Asset retirement obligations	$59.2	$58.6
Pension and other post-retirement benefits	15.7	15.0
Other, net	1.8	1.8

	$76.7	$75.4

Asset retirement obligations and costs are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. The total undiscounted amount of the estimated obligation is $128 million, which has been discounted using a rate of 6.8%.

8.  TRUST UNITS

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The Trust units represent a beneficial interest in the Trust. All Trust units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the Trust units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the Trust units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Issued and outstanding

At December 31, 2003 there were 46.9 million units outstanding. In the first quarter of 2004, 18,528 units were issued on the exercise of unit options for proceeds of $0.3 million resulting in 47.0 million units outstanding on March 31, 2004.

Subsequent to March 31, 2004, the Trust issued 2.0 million units from treasury at $52.50 per unit. The units offering provided net proceeds of $99.0 million, which was used to repay a portion of the long-term bank debt described in note 6.

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of shares outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding for purposes of calculating earnings per unit on a basic and fully diluted basis is summarized in the following table.

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

	Three months ended		Three months ended
	March 31		March 31
(in millions)	2003	2002	2004	2003

Weighted average number of units outstanding:
Basic			47.0	48.6
Fully diluted		-	47.0	48.7

9.  UNIT-BASED COMPENSATION

At March 31, 2004, the Trust had three unit-based compensation arrangements outstanding including an exchange option plan, an employee unit purchase plan and a unit equivalent plan for Directors and Trustees. Certain exchange options also have accompanying unit appreciation rights. These plans resulted in compensation expense of $0.5 million in the first quarter (2003 - $1.0 million).

Exchange Option Plan

The Trust did not grant any options during the quarter. On a pro-forma basis, had compensation expense for the options issued in 2002 been determined based on the fair value method, the Trust's net income and earnings per unit would have been reduced by $1.5 million and 3 cents per unit, respectively, in the first quarter of 2003.

At March 31, 2004, there were 66,790 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $14.37 per unit and the remaining weighted average contractual life is 5 years.

Employee Unit Purchase Plan

The total number of units purchased on behalf of the employees, including the employer's contributions was 8,400 units for the first quarter of 2004. During the period the Trust's portion of contributions totaled $0.1 million.

Unit Equivalent Plan

A unit equivalent plan is in place for Directors and Trustees. Directors and Trustees receive a portion of their retainer in unit equivalents. The unit equivalents are granted at fair market value, which is determined using the five-day weighted average trading price of a Trust unit immediately preceding the award date.

10.  COMMITMENTS AND CONTINGENCIES

At March 31, 2004, the Trust's share of the remaining contingent liability, which is dependent on the achievement of certain future financial results, related to change of control agreements with certain members of senior management ranges between $3 million and $7 million.

During the first quarter of 2004, the Trust received an arbitration decision concerning the calculation of royalty income on previously-owned coal leases, which resulted in income of $2.7 million, including interest.

There are no other material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Trust's Annual Report for 2003.

Fording Canadian Coal Trust

2004 First Quarter Report

Notes to Consolidated Financial Statements

(unaudited)

11.  SEGMENT INFORMATION

	Three months ended			Three months ended
	March 31			March 31
(millions of Canadian dollars)		2004	2003	2004	2003

Metallurgical Coal
Revenues	$		$201.6	$232.0	$211.7
Cost of products sold			89.4	(104.8)	(89.6)
Transportation and other			68.4	(96.9)	(77.2)
Selling, general and administration			1.2	(7.6)	(2.4)
Depreciation and depletion			11.3	(14.2)	(11.5)

Income from operations		$0.0	$31.3	8.5	31.0
Interest expense				-	-
Other income (expense)				10.2	-
Income taxes				(6.0)	(14.2)

Income before discontinued operations				12.7	16.8

Industrial Minerals
Revenues	$		$11.4	13.2	13.1
Cost of products sold			6.9	(7.0)	(6.9)
Transportation and other			0.0	(1.8)	(1.6)
Selling, general and administration			1.8	(0.9)	(1.9)
Depreciation and depletion			1.7	(1.3)	(1.7)

Income from operations	$		$1.0	2.2	1.0
Interest expense				-	(0.1)
Other income (expense)				0.5	-
Income taxes				(0.9)	(0.7)

Income before discontinued operations				1.8	0.2

Corporate
Selling, general and administration	$		$1.5	(1.0)	(1.5)
Depreciation and depletion			0.5	(0.7)	(0.5)

Loss from operations		$0.0	$2.0	(1.7)	(2.0)

Interest expense				(4.9)	(1.6)
Other income (expense)				2.8	4.6
Corporate reorganization				-	50.6
Income taxes				-	-

Income (loss) before discontinued operations				(3.8)	51.6

Consolidated
Revenues		$0.0	213.0	245.2	224.8
Cost of products sold		0.0	96.3	(111.8)	(96.5)
Transportation and other			68.4	(98.7)	(78.8)
Selling, general and administration		0.0	4.5	(9.5)	(5.8)
Depreciation and depletion		0.0	13.5	(16.2)	(13.7)

Income from operations	$		$30.3	9.0	30.0
Interest expense				(4.9)	(1.7)
Other income (expense)				13.5	4.6
Corporate reorganization				-	50.6
Income taxes				(6.9)	(14.9)

Income before discontinued operations		$0.0	30.3	$10.7	$68.6

Fording Canadian Coal Trust

2004 First Quarter Report

Exhibit 99.2

Certification Under Rule 13a-14(a)
of the Securities Exchange Act of 1934

I, James L. Popowich, President of the Fording Canadian Coal Trust, certify that:

1.

I have reviewed this report on Form 6-K of the Fording Canadian Coal Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

April 26, 2004

/s/ James L. Popowich

James L. Popowich

President

Certifications Under Rule 13a-14(a)
of the Securities Exchange Act of 1934

I, Ronald A. Millos, Chief Financial Officer, certify that:

1.

I have reviewed this report on Form 6-K of the Fording Canadian Coal Trust;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-115(e)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

(a)

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:

April 26, 2004

/s/ Ronald A. Millos

Ronald A. Millos

Chief Financial Officer